SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 18, 2005

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No:  ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis to acquire North American OTC brand portfolio from Bristol-Myers Squibb

•                  Acquisition significantly strengthens OTC presence in No. 1 US market

•                  Portfolio of brands – led by Excedrin® – acquired for USD 660 million

Basel, July 14, 2005 –  Novartis announced today that it has agreed to acquire the rights to a portfolio of over-the-counter (OTC) products – led by the pain medicine Excedrin® – from Bristol-Myers Squibb Company for approximately USD 660 million in cash, significantly strengthening the company’s OTC business in the No. 1 US market.

Novartis has acquired the rights to produce and market Bristol-Myer’s North American OTC brand portfolio, including the related sales of these brands in Latin America, Europe, the Middle East and Africa. The combined sales of these products were USD 258 million in 2004, of which approximately 90 percent were in the US.

The acquisition of Excedrin, which had 2004 U.S. sales of USD 160 million, provides Novartis an entry into the US adult analgesic tablet market, the country’s largest OTC category that had estimated 2004 sales of USD 2 billion.

Other brands acquired from Bristol-Myers include Keri® (skin care), 4-Way® (nasal decongestant), Comtrex® (cold and flu), No-Doz® (sleep), Vagistat® (antifungal), Bufferin® (systemic analgesic) and Mineral Ice® (topical analgesic). Many of these brands will complement the existing portfolio of OTC products sold by Novartis in North America.

“The acquisition of these brands, particularly Excedrin, will provide us with greater critical mass in the OTC market in the US, as well as with key trade customers who also purchase our prescription medicines and other Consumer Health products. In addition, this acquisition will allow us to become a more attractive partner for switching prescription medicines to OTC use,” said Paul Choffat, Chief Executive Officer of Novartis Consumer Health.

Excedrin provides strong platform to develop the business

Excedrin, a triple combination of acetaminophen, aspirin and caffeine, is an analgesic known for its potency and strong positioning for relief as “The Headache Medicine,” a condition that is one of the most important uses of OTC analgesics.

Since its first use over 40 years ago, Excedrin has capitalized on its unique formulation and related efficacy to differentiate itself in this intensely competitive marketplace. It is No. 2 in the segment for OTC headache treatments with a 96% consumer awareness.

US expansion to complement strong European OTC presence

Novartis is one of the leading OTC companies worldwide, particularly in Europe where it ranks No. 2. The main product categories are analgesics, cough, cold, smoking cessation treatments, allergy, dermatological, gastrointestinal and mineral supplements.

The Novartis OTC business has delivered strong growth in recent years, achieving net sales of USD 2.0 billion in 2004, primarily the result of focusing on seven global strategic brands: the anti-inflammatory agent Voltaren®, the antifungal cream Lamisil®, the smoking cessation product Nictonell®, the mineral supplement Calcium Sandoz® the cough/cold therapy Theraflu®/NeoCitran®, the fiber supplement Benefiber® and the Otrivin® nasal decongestant franchise.

The Novartis OTC business employs 4,050 associates worldwide and is headquartered in Parsippany, New Jersey.

Terms of the transaction

Novartis will acquire the Bristol-Myers OTC portfolio for USD 660 million, payable in cash. The transaction requires the customary regulatory approvals. Bristol-Myers will continue to own the manufacturing facilities and will supply these products to Novartis on a transitional basis.

Disclaimer

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “will”, or similar expressions, or by express or implied discussions regarding potential future revenues, or other strategies, plans and expectations (including synergies). Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions.  The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues; competition in general; the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 18, 2005	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting